Exhibit 19

8th October 2002

MARCONI PLC

ANNUAL GENERAL MEETING

The results of the Poll taken in respect of the Resolutions passed at the Marconi Annual General Meeting held today, were as follows:

No.	Description	For		Against

		Votes	%	Votes	%
1.	To receive the Report and Accounts.	320,940,295	97.84	7,072,137	2.16

2.	To re-appoint Mr Michael Donovan as a Director.	321,579,383	95.90	13,752,535	4.10

3.	To re-appoint Mr Allen Thomas as a Director.	322,760,876	96.25	12,579,220	3.75

4.	To re-appoint Deloitte & Touche as Auditors.	325,053,066	97.04	9,901,401	2.96

5.	To authorise the Directors to determine the remuneration of the Auditors.	326,655,797	97.41	8,690,633	2.59

Accordingly, the Resolutions were passed by the required majority.

Mary Skelly
Secretary

End